August 14, 2008

BY FAX AND U.S. MAIL

Kenneth W. Reitz
Associate General Counsel
TIAA-CREF Life Insurance Company
8500 Andrew Carnegie Blvd.
Charlotte, NC 28262

Re: **TIAA-CREF LIFE SEPARATE ACCOUNT VLI-1**
       Intelligent Life Survivorship Variable Universal Life Insurance Policy
       Initial Registration Statement on Form N-6
       File Nos. 333-151910; 811-10393

Dear Mr. Reitz:

The staff has reviewed the above-referenced initial registration statement, which the Commission received on June 25, 2008. We have given the registration statement a selective review based on the representation in your letter dated June 25, 2008, that the registration statement is substantially similar to an effective registration statement. (File No. 333-128699.) Based on our selective review, we have the following comments on this filing. (Page numbers relate to the courtesy black-lined version provided by the registrant.)

1. **Facing Page**

   Please remove the designation "3" from the following line on the facing page, "POST-EFFECTIVE AMENDMENT NO. 3", as there are no post-effective amendments under this '33 Act file number.

2. **Death Benefit Options (p. 1)**

   Upon reaching the Attained Age of 121, please clarify whether the death benefit is reduced to policy value, or whether the policy value is set to the death benefit amount.

3. **Fee Table (pp. 4 – 5)**

   a. In the narrative preceding the fee table, please include a statement that the fees do not reflect the advisory fees described on page 30.

   b. With regard to the cost of insurance (and throughout the prospectus), please capitalize the term net amount at risk so the reader knows it is a defined term.

c. With regard to the cost of insurance, please confirm supplementally that the maximum cost is $1,000 per $1,000 net amount at risk. Please also include the minimum current and guaranteed charge, as per Form N-6, item 3, instr. 3(b).

d. With regard to footnote 1, please clarify the definition of net amount at risk (i.e., what does the phrase "discounted for a month of interest" refer to.). Please also consider including a cross-reference to the more detailed definition of net amount at risk found later in the prospectus (on page 27).

e. With regard to the Mortality and Expense Risk Charge, please revise the term "value of Units" to more plainly connect its meaning to policy value.

f. Please clarify that the loan interest rate is assessed against the loan amount outstanding plus accrued interest.

g. With regard to the Estate Transfer Protection Rider, please clarify whether that charge, which applies to the entire net amount at risk, is in addition to the cost of insurance charge. Please also include the minimum current and guaranteed charge, as per Form N-6, item 3, instr. 3(b).

4. **Annual Portfolio Operating Expenses (p. 6)**

a. Please include in the narrative preceding the fund fee table that certain funds may imposed a redemption fee.

b. Please confirm that the "Net Total Annual Operating Expenses" only reflect contractual waivers that have a term that extends at least one year after the effectiveness date of this registration statement.

5. **Individual Fund Fee Table (pp. 6 - 9)**

a. For ease, please place the footnotes in numeric order.

b. Please clarify supplementally the circumstances under which the exemptive order referred to in note 10 may no longer be relied upon.

c. Please remove or revise footnote 18 as it no longer appears relevant to a policy owner.

d. Please remove or revise footnote 19 as it no longer appears relevant to policy owner.

6. **Modifying the Policy (p. 10)**

Please describe who, if anyone other than insurer must approve any change to the policy (e.g., the Policy owner or the Commission), as per Item 6(c)(2) of Form N-6.

7. **Unit Value (p. 13)**

Please make it clear that the M&E risk charge disclosed on page 13 is the <u>current</u> charge (as opposed to the maximum charge).

8. **Death Benefit Options (p. 14)**

Please either explain how, under Option A or Option C, partial surrenders reduce the policy's face amount (<u>i.e.,</u> is the reduction on a dollar-for-dollar basis, or is the reduction taken on a proportionate basis.), or refer the reader to the withdrawal section for a clarification of how surrenders affect policy value.

9. **Accelerated Death Benefit (p. 15)**

Please explain what the interest rate is that is used to "discount for one year of interest."

10. **Extended Maturity Benefit (p. 15)**

With regard to the Extended Maturity Benefit, please clarify whether the death benefit is reduced to policy value, or whether the policy value is set to the death benefit amount.

11. **Transfers (p. 17)**

Please include disclosure that it may take a number of years to transfer substantial value from the fixed account to the variable investment options.

12. **Policy Lapse and Reinstatement (p. 20)**

   a. If an insured dies during the grace period, the insurer will pay the Death Benefit Proceeds minus any unpaid Monthly Charges and minus any Outstanding Loan Amounts. Death Benefit Proceeds is defined as "[t]he amount equals the death benefit under the death benefit option you've chosen, minus any Outstanding Loan Amount and any overdue Monthly Charges." (p. 34) Therefore, please clarify supplementally whether you intent to decrease the death benefit by twice the value of outstanding loans and unpaid monthly charges.

   b. Please include the 6% interest rate in the fee table that accrues if one intends to reinstate the policy.

13. **Portfolio Investment Managers and Investment Objectives (p. 26)**

Please remove the reference to the Russell indexes and S&P indexes in the footnote as they are not mentioned in the table.

14. **Policy Split Rider (p. 34)**

Please confirm supplementally that the exchange offered under this rider is compliant with section 11 of the Investment Company Act of 1940 and rule 11a-2 thereunder.

15. Estate Transfer Protection Rider (p. 34)

a. Please clarify when one must elect this rider and when does the charge start being assessed. (i.e., is the charge only assessed after the death of one of the insured.)

b. Please confirm supplementally that you intend the rider to end at the "later" of certain events rather than the "earlier" of certain events.

16. Institutional Charitable Benefit Rider (p. 34)

Please clarify supplementally that there are no adverse consequences to the policy owner for exercising this rider, other than possible tax consequences.

17. Overloan Protection Endorsement (p. 34)

a. Please explain what the minimum death benefit which is defined under the policy refers to. (i.e., is the lesser of option A, option B or Option C?)

b. The prospectus notes that if an "Overloan Limit" has been reached, no withdrawals may be taken, no loans may be taken and the death benefit will become "the minimum death benefit defined in the Policy." Currently, disclosure in the prospectus on overloans can only be found in a footnote to the fee table that Policy Value may be reduced if the policy is overloaned, and in the disclosure for the rider offered to protect against it. Please revise the prospectus to address this deficiency in disclosure. Specifically,

 i. Please provide more guidance as to the relationship between Policy Value and the Overloan Limit, including an example of what the limit would be for policy having a stated Policy Value for a representative policy holder; and

 ii. Please revise the loan section, the death benefit section (including a detailed description f the "minimum DB defined in the Policy"), and the withdrawals section to note the limitations on the rights described in those sections as a consequence of an overloan and refer the reader to the disclosure requested in comment.

18. State Variations (p. 35)

a. Please confirm supplementally that notwithstanding the statement that policies issued in different states may impose different costs, the maximum costs are disclosed in the fee table.

b. Please remove the statement, "[y]our actual Policy and any endorsements are the controlling documents" as the contents of this prospectus cannot be disclaimed.

c. Please include an affirmative statement that notwithstanding any state variations, all materials rights and obligation under the policies are described in the prospectus.

19. Series and Class Identifiers

Please confirm supplementally that the contract name on the front cover page of the prospectus is and will continue to be the same as the EDGAR class identifiers.

20. Guarantees and Support Agreements

Please clarify supplementally whether there are any types of guarantees or support agreements with third parties to support any of the company's guarantees under the policy or whether the company will be primarily responsible for paying out on any guarantees associated with the policy, other than the financial support agreement described on page B-8 of the SAI.

21. Financial Statements, Exhibits, and Other Information

Please confirm that the financial statements and exhibits will be filed by a pre-effective amendment to the registration statement.

22. Tandy Representation

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the registrant is in possession of all facts relating to the registrant's disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

Notwithstanding our comments, in the event the registration requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the registrant may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities.

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Responses to these comments should be made in a letter to me filed over the EDGAR system and in a pre-effective amendment to the registration statement. If you believe that you do not need to make changes to the registration statement in response to a comment, please indicate that in the letter and explain the basis for your position.

Although we have completed our initial review of the registration statement, the registration statement will be subject to further review after our preliminary comments are resolved. Therefore, please be advised that we may make additional comments on the registration statement and any additional amendments to it. After resolution of all disclosure issues, an appropriate request from the registrant must be made for acceleration of the effective date of the registration statement, as amended.

If you have any questions, please call me at (202) 551-6754. Additionally, copies of documents or letters filed on EDGAR may be emailed to me at kosoffm@sec.gov or transmitted by facsimile to (202) 772-9285. Any mail or deliveries should include a reference to zip code 20549-4644.

Sincerely,

Michael L. Kosoff
Staff Attorney
Office of Insurance Products